UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-16441

CROWN CASTLE INTERNATIONAL CORP. 401(K) PLAN

(Full title of the Plan and address of the Plan,

if different from that of the issuer named below)

CROWN CASTLE INTERNATIONAL CORP.

1220 Augusta Drive, Suite 500

Houston, Texas 77057-2261

(Name of issuer of the securities held pursuant to the

plan and the address of principal executive office)

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

		Page

Report of Independent Registered Public Accounting Firm		1

Statement of Net Assets Available for Benefits as of December 31, 2007 and 2008		2

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2008		3

Notes to Financial Statements		4

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)		11

Note:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

Signature		12

EXHIBIT

23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Crown Castle International Corp. 401(k) Plan Participants and Administrator:

We have audited the accompanying statements of net assets available for benefits of the Crown Castle International Corp. 401(k) Plan (the Plan) as of December 31, 2007 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Pittsburgh, Pennsylvania
June 24, 2009

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

Statement of Net Assets Available for Benefits

December 31, 2007 and 2008

	2007	2008
Assets
Investments, at fair value (notes 3 and 4)	$53,374,418	$41,216,329
Participant loans	790,371	968,993
Receivables:
Employer contributions	1,168,772	1,538,222
Other receivables	3,545	6,348

Total receivables	1,172,317	1,544,570

Transfers due from predecessor plan (note 8)	4,868,804	—

Net assets available for benefits before adjustment	60,205,910	43,729,892
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,289)	—

Net assets available for benefits	$60,199,621	$43,729,892

See accompanying notes to financial statements.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2007 and 2008

	2007	2008
Additions (deductions) to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments (note 3)	$1,459,049	$(21,739,617)
Dividends and interest	3,024,420	587,258

Total investment income (loss)	4,483,469	(21,152,359)

Contributions:
Employer	2,804,783	3,440,578
Participant	4,501,290	5,221,568
Rollovers	668,407	77,871

Total contributions	7,974,480	8,740,017

Total additions (deductions)	12,457,949	(12,412,342)
Deductions from net assets attributed to:
Benefits paid to participants	3,388,482	4,035,746
Administrative expenses	24,104	21,641

Total deductions	3,412,586	4,057,387

Transfers due from predecessor plan (note 8)	4,868,804	—

Net increase (decrease)	13,914,167	(16,469,729)
Net assets available for benefits:
Beginning of year	46,285,454	60,199,621

End of year	$60,199,621	$43,729,892

See accompanying notes to financial statements.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2008

(1)	Plan Description

The following description of the Crown Castle International Corp. 401(k) Plan (“the Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan available to eligible employees of Crown Castle International Corp. (“the Company”). The Charles Schwab Trust Company is the trustee of the Plan. Schwab Retirement Plan Services, Inc. is recordkeeper, and both Schwab Retirement Plan Services, Inc. and State Street Bank and Trust Company serve as custodians. The Company is the plan administrator for the Plan. The Plan was established on May 1, 1999. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

(b)	Contributions

Employees are eligible for participation in the Plan once they are twenty-one years of age and have completed three months of service with the Company. Employees can participate in the Plan on the first day of the month coinciding with or following three months of service. Participants may contribute any percentage that allows the participant to reach the section 401(k) pre-tax contribution limit of $15,500 in 2007 and 2008 for participants under age 50. Participants who are age 50 and older can contribute an additional $5,000 in both 2007 and 2008 for a total of $20,500. These employee contributions are made through salary reductions and are fully vested at all times. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2008, the Plan offered 11 mutual funds, seven common collective funds, a participant directed brokerage account and the Crown Castle International Corp. Common Stock Unitized Trust Fund. The Company matches and contributes 100% of the first 3% of compensation that a participant contributes to the Plan. In addition, discretionary amounts may be contributed at the option of the Company’s board of directors. The discretionary contributions for 2007 and 2008 were 100% of the second 3% of compensation that participants contributed to the Plan. Contributions are subject to certain limitations. The Company’s discretionary contributions were $1,168,772 (net of $50,000 of forfeitures) and $1,451,523 (net of $72,525 of forfeitures) for the years ended December 31, 2007 and 2008, respectively.

(c)	Participant Accounts

Participant accounts are maintained at fair market value. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching and discretionary contributions and (b) Plan earnings and losses. The participant is entitled to the benefit that can be provided from the participant’s vested account.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2007 and 2008

(d)	Vesting

Participants are vested immediately in their contributions plus actual earnings (losses) thereon. Vesting in the Company’s contribution portion of their accounts is generally based on years of service. A participant is 33% vested after one year of credited service, 67% vested after two years of credited service, and 100% vested after three years of credited service. A participant automatically vests any non-vested accounts upon attainment of age 65, upon retirement due to disability, upon death and upon termination of the Plan.

(e)	Participant Loans

Participants are permitted to borrow from their account a minimum of $1,000 up to a maximum of 50% of the vested balance or $50,000, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of prime plus 1%. All loans are subject to specific repayment terms and must be repaid within a five-year period. Each participant is permitted one loan at a time.

In the event of default, as described by the Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Also, participants may be subject to an additional 10% penalty tax on their taxable withdrawal if it occurs prior to age 59  1/2.

Participant loans are valued at amortized cost, which approximates fair value.

(f)	Payment of Benefits

Participants are permitted to withdraw any portion of their vested account balance due to death, permanent disability, retirement, attainment of age 59  1/2, in the event of financial hardship or termination of service. The participant may elect to receive a lump-sum payment, subject to federal income tax withholdings, or rollover the vested account balance to another qualified plan. These withdrawals, prior to retirement, may result in certain suspensions of future participation in the plan.

(g)	Forfeitures

Company contributions and earnings thereon that have not become vested, and have been forfeited by participants in accordance with the applicable provisions of the Plan, are applied against administrative expenses of the Plan and may be applied to reduce the Company’s contributions to the Plan. Beginning with the 2008 discretionary contribution, the Plan has and anticipates continuing to utilize participant forfeitures to reduce any annual discretionary contribution. Amounts forfeited were $48,817 and $47,636 during the years ended December 31, 2007 and 2008, respectively. Forfeited amounts of $17,353 and $13,051 were applied against administrative expenses for the years ended December 31, 2007 and 2008, respectively. The forfeited amounts that were unallocated to participants totaled $20,549 and $100 as of December 31, 2007 and 2008, respectively.

(h)	Administration Expenses

Plan administrative expenses, to the extent not paid by the Company, are charged to and paid from the Plan’s assets. The Plan permits the application of forfeited assets to pay administrative expenses.

(i)	Termination of Plan

In the event of termination of the Plan, the plan administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interests of the participants. Although it has not expressed any intent to do so, the Company

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2007 and 2008

has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

(j)	Significant Plan Amendments

Effective May 1, 2007, the Plan was amended and restated. As a result, the Plan began to automatically increase each participant’s deferral rate by 1% each year for those participants who were automatically enrolled in the Plan until the total employee deferral rate is equal to 6% subject to election otherwise by the employee. In addition, participants’ service in Global Signal Services, LLC is considered credited service for the Plan (see note 8).

(k)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. Recent market conditions have resulted in an unusually high degree of volatility and increase the risks and impact the short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements. For example, approximately 10% of the Plans net assets are invested in the Crown Castle International Corp. Unitized Trust Fund that predominately consists of the Company’s common stock.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Financial Statements

The accompanying financial statements have been prepared on the accrual basis. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for benefits. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

(b)	New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provision of SFAS 157 was effective for the Company as of January 1, 2008, and its requirements have been applied prospectively. The adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

(c)	Investment Income

Interest income from investments is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2007 and 2008

(d)	Investments and Fair Value Measurements

The Company’s assets and liabilities recorded at fair value are categorized based upon a fair value hierarchy in accordance with SFAS 157. The fair value hierarchy ranks the quality and reliability of the information used to determine fair value.

The following is a description of the levels of the fair value hierarchy.

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, as well as inputs other than quoted prices that are observable for the asset or liability.

•	Level 3 inputs are unobservable inputs and are not corroborated by market data.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2007 and 2008.

Money market funds and equity securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end based on quoted market price on active markets.

Crown Castle International Corp. Common Stock Unitized Trust Fund: Investments in the Crown Castle International Corp. Stock Unitized Trust Fund are valued based on the current market value of the underlying assets of the fund. These investments include cash equivalents as well as shares of the common stock of Crown Castle International Corp., which are valued at their last reported sales price on the last business day of the Plan year.

Common Collective Funds: Investments in collective trust funds are valued at the net asset value of the respective funds on the last day of the Plan year based on audited financial statements.

As of December 31, 2008, the Plan has $12,455,407 of investments in common collective funds and unitized trust funds (referred to as “alternative investment funds”) which are reported at fair value. The Plan has concluded for these alternative investments that the net asset value reported by the underlying fund approximates the fair value of the investment. These alternative investments are redeemable with the fund at net asset value under the original terms of the agreements and operations of the underlying funds. However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements. Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the net asset value of the funds and, consequently, the fair value of the Plan’s interest in the funds. Furthermore, changes to the liquidity provisions of the funds may significantly impact the fair value of the Plan’s interest in the funds.

The FASB recently added a project to its agenda to provide guidance on applying fair value to investments in alternative investment funds. The guidance resulting from this project may impact the carrying amount of such investments in future periods.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2007 and 2008

Purchases and sales of securities are accounted for on a settlement-date basis. The difference between recording transactions on a trade date and a settlement date was not significant to the Plan’s financial statements.

In accordance with the policy of stating investments at fair value, unrealized appreciation or depreciation on investments are reflected within investment income (loss) in the Statement of Changes in Net Assets Available for Benefits.

(e)	Contributions

Participant contributions are recorded as they are withheld from the participant’s wages.

(f)	Distributions to Participants

Distributions to participants are recorded when paid by the Plan.

(3)	Investment Programs

Schwab Retirement Plan Services, Inc. serves as custodian of the Plan assets. The funds listed below were the investment options as of December 31, 2008.

• Alger Small Cap Growth Institutional I Fund	• Schwab 1000 Index Fund
• Artio International Equity A Fund	• Schwab Managed Retirement Trust 2010 Cl III
• Columbia Acorn Z Fund	• Schwab Managed Retirement Trust 2020 Cl III
• Crown Castle International Corp. Stock Unitized Trust Fund	• Schwab Managed Retirement Trust 2030 Cl III
• Goldman Sachs Government Income A Fund	• Schwab Managed Retirement Trust 2040 Cl III
• Goldman Sachs Mid Cap Value A Fund	• Schwab Managed Retirement Trust 2050 Cl III
• Growth Fund of America	• Schwab Managed Retirement Trust Income
• JPMorgan Core Bond Select	• Schwab U.S. Treasury Money Fund
• Northern Small Cap Value Fund	• Van Kampen Growth & Income A Fund
• Personal Choice Retirement Account	• Virtus Real Estate Securities A

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2007 and 2008

The following are investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2007	2008
Mutual Funds: (valued at fair value)
Columbia Acorn Z Fund	$4,188,142	$2,425,478
Goldman Sachs Mid Cap Value A Fund(1)	3,372,102	2,019,293
Growth Fund of America	9,650,898	6,675,680
JPMorgan Core Bond Select(2)	1,895,944	2,519,932
Artio International Equity A Fund	9,431,053	4,993,441
Schwab 1000 Index Fund	4,666,738	3,382,825
Van Kampen Growth & Income A Fund	3,494,605	2,342,618

Common Collective Funds: (valued at fair value)
Schwab U.S. Treasury Money Fund(2)	$—	$3,460,921

Common Stock Unitized Trust Fund: (valued at fair value of underlying assets)
Crown Castle International Corp. Stock Unitized Trust Fund	$5,837,083	$4,323,042
(1) Investment is only 5% or more of the Plan net assets as of December 31, 2007. (2) Investment is only 5% or more of the Plan net assets as of December 31, 2008.

For the years ended December 31, 2007 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value, as follows:

	For the Years Ended December 31,
	2007	2008
Mutual funds and common stock	$(199,000)	$(16,645,350)
Common collective funds	219,406	(1,729,797)
Common stock unitized trust fund	1,438,643	(3,364,470)

	$1,459,049	$(21,739,617)

(4)	Fair Values

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$27,891,400	$—	$—	$27,891,400
Common collective funds	—	8,066,689	—	8,066,689
Participant directed brokerage account:
Money market funds	124,297	—	—	124,297
Common stocks	378,069	—	—	378,069
Mutual funds	367,156	—	—	367,156
Unit investment trusts and other	—	65,676	—	65,676

Total participant directed brokerage accounts	869,522	65,676	—	935,198
Crown Castle International Corp. unitized trust fund	—	4,323,042	—	4,323,042

Total	$28,760,922	$12,455,407	$—	$41,216,329

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2007 and 2008

(5)	Federal Income Taxes

The Plan received a favorable determination letter from the Internal Revenue Service dated October 29, 2004, which stated that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Since receiving the determination letter, the Plan has been amended and restated, including the adoption of a non-standardized prototype adoption agreement effective May 1, 2007. On May 23, 2008, the prototype plan sponsor received a favorable opinion letter from the IRS. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

(6)	Party-In-Interest Transactions

Certain Plan investments are funds managed by The Charles Schwab Trust Company. The Charles Schwab Trust Company is the trustee of the Plan. Schwab Retirement Plan Services, Inc. is recordkeeper, and both Schwab Retirement Plan Services, Inc. and State Street Bank and Trust Company serve as custodians.

The Crown Castle International Corp. Stock Unitized Trust Fund holds 137,355 shares and 237,385 shares of Crown Castle International Corp. common stock as of December 31, 2007 and 2008, respectively.

Participants have loans from their fund accounts outstanding in the amount of $790,371 and $968,993 as of December 31, 2007 and 2008, respectively.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the amounts reported in the Plan’s Form 5500 for the year ended December 31, 2008:

Net increase (decrease) in net assets available for benefits per the financial statements	$(16,469,729)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,289)

Net increase (decrease) in net assets per the Form 5500	$(16,476,018)

(8)	Plan Merger

On January 11, 2007, the Company completed the merger (“Global Signal Merger”) of Global Signal Inc. with and into a wholly owned subsidiary of the Company. Following the completion of the Global Signal Merger, Global Signal Services, LLC is an indirect subsidiary of the Company. On December 31, 2007, the Global Signal Services LLC 401(k) Plan (“the Predecessor Plan”) merged into the Plan. The Predecessor Plan covered the eligible employees of Global Signal Services, LLC, formerly an indirect subsidiary of Global Signal Inc. The predecessor plan has been included in the statement of changes in net assets beginning on December 31, 2007. All of the assets from the Predecessor Plan totaling $4,868,804 were transferred to the Plan by January 9, 2008.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

EIN: 76-0470458

Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
Mutual Funds:
Alger Management, Inc.	Alger Small Cap Growth Institutional I Fund	$218,592
American Funds	Growth Fund of America	6,675,680
Artio Investments Funds	Artio International Equity A Fund	4,993,441
Columbia Wagner Asset Management	Columbia Acorn Z Fund	2,425,478
Goldman Sachs Trust	Goldman Sachs Government Income A Fund	1,401,537
Goldman Sachs Trust	Goldman Sachs Mid Cap Value A Fund	2,019,293
JPMorgan Asset Management	JPMorgan Core Bond Select	2,519,932
Northern Trust	Northern Small Cap Value Fund	977,416
Phoenix Investment Partners, LTD	Virtus Real Estate Securities A	934,588
*The Charles Schwab Trust Company	Schwab 1000 Index Fund	3,382,825
Van Kampen Funds	Van Kampen Growth & Income A Fund	2,342,618

Total Mutual Funds		27,891,400

Common Collective Funds:
*The Charles Schwab Trust Company	Schwab U.S. Treasury Money Fund	3,460,921
*The Charles Schwab Trust Company	Schwab Managed Retirement Trust 2010 Cl III	800,387
*The Charles Schwab Trust Company	Schwab Managed Retirement Trust 2020 Cl III	1,695,716
*The Charles Schwab Trust Company	Schwab Managed Retirement Trust 2030 Cl III	1,017,171
*The Charles Schwab Trust Company	Schwab Managed Retirement Trust 2040 Cl III	868,842
*The Charles Schwab Trust Company	Schwab Managed Retirement Trust 2050 Cl III	51,241
*The Charles Schwab Trust Company	Schwab Managed Retirement Trust Income	172,411

Total Common Collective Funds		8,066,689

Participant Directed Brokerage Account:
*The Charles Schwab Trust Company	Personal Choice Retirement Account	935,198

Unitized Trust Fund:
*Crown Castle International Corp.	Common stock	4,323,042

Participant Loans:
*Participants	131 participant loans with various rates of interest from 4.25% to 9.25% and various maturity dates through December 2013	968,993

		$42,185,322

*	Party-in interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
(Name of Plan)

By	/s/ ROB A. FISHER
Rob A. Fisher
Vice President and Controller (Principal Accounting Officer)

Date: June 24, 2009